Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalent		95,467	12,119
Digital assets	6	1,326	—
Loans receivable	4	46,386	47,227
Prepaids, and other receivables and assets		5,537	2,994
Investment portfolio	17	24,195	18,445
Property and equipment	7	1,167	892
Right-of-use assets		3,978	3,879
Intangible assets	8	40,846	18,912
Goodwill	16	32,294	—
Total assets		251,196	104,468

Liabilities
Accounts payable, accruals and other		12,525	7,843
Lease liabilities		4,467	4,336
Credit facilities	9	37,476	37,644
Debentures	10	40,370	40,658
Convertible debentures	11	—	8,751
Derivative stock warrants	12	16,101	—
Total liabilities		110,939	99,232

Shareholders’ Equity
Share capital	19a	243,899	106,730
Contributed surplus		13,365	13,560
Foreign currency translation reserve		288	—
Revaluation reserve	6	576	—
Deficit		(117,871)	(115,054)
Total shareholders’ equity		140,257	5,236
Total equity and liabilities		251,196	104,468

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended
	Note	March 31, 2021	March 31, 2020
Revenue
Subscription and services		6,002	5,811
Interest revenue		5,418	8,099
	13	11,420	13,910
Cost of revenue
Provision for loan losses, net of recoveries	4	1,535	5,338
Transaction costs		412	177
		1,947	5,515
Gross profit		9,473	8,395
Operating expenses
Technology and development		4,509	3,799
Marketing		3,040	1,238
Customer service and operations		2,176	2,153
General and administration		4,050	2,855
Total operating expenses		13,775	10,045
Loss from operations		(4,302)	(1,650)
Other expenses (income)
Credit facility interest expense	9	996	2,566
Debenture and other financing expense	5,10,11	952	1,884
Accretion related to debentures and convertible debentures		310	209
Revaluation (gain) losses	14	(5,262)	2,161
Other non-operating expenses	15	1,511	1,595
		(1,493)	8,415
Net loss before tax		(2,809)	(10,065)
Income tax expense		8	—
Net loss		(2,817)	(10,065)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	6	576	—
Foreign currency translation reserve gain		288	—
Other comprehensive income		864	—
Total comprehensive loss		(1,953)	(10,065)
Net loss per share
Basic and fully diluted		(0.06)	(0.36)
Weighted average number of basic and fully diluted common shares (in 000’s)		45,957	27,652

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, December 31, 2020	32,731	$106,730	$13,560	$—	$—	$(115,054)	$5,236
Loss and comprehensive loss	—	—	—	—	—	(2,817)	(2,817)
Foreign currency translation reserve	—	—	—	288	—	—	288
Revaluation reserve	—	—	—	—	576	—	576
Stock based compensation (Note 19b)	—	—	557	—	—	—	557
Options and restricted share units (“RSUs”) exercised	507	1,651	(816)	—	—	—	835
Shares issued – ATM arrangement, net	1,525	17,315	—	—	—	—	17,315
Shares issued – Bought deal financing	5,347	47,122	—	—	—	—	47,122
Shares issued on acquisition of Carta	10,000	54,800	—	—	—	—	54,800
Shares issued – convertible debentures (Note 11)	3,179	8,783	—	—	—	—	8,783
Warrants issued for broker services (Note 19d)	—	—	1,410	—	—	—	1,410
Warrants exercised (Note 19d)	3,375	7,498	(1,615)	—	—	—	5,883
Amortization of warrants (Note 19d)	—	—	269	—	—	—	269
Balance, March 31, 2021	56,664	243,899	13,365	288	576	(117,871)	140,257

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	$94,500	$8,861	$(101,609)	$1,752
Loss and comprehensive loss	—	—	—	(10,065)	(10,065)
Stock based compensation (Note 19b)	—	—	214	—	214
Options and restricted share units (“RSUs”) exercised	6	30	(15)	—	15
Shares issued – Partial settlement of credit facility prepayment	307	1,000	—	—	1,000
Amortization of warrants (Note 19d)	—	—	(381)	—	(381)
Balance, March 31, 2020	27,871	95,530	8,679	(111,674)	(7,465)

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Consolidated Statement of Cash Flows

(Expressed in thousands of Canadian Dollars)

		Three months ended
	Note	March 31, 2021	March 31, 2020
Cash provided by (used in) the following activities:
Operating activities
Net loss		(2,817)	(10,065)
Items not affecting cash:
Depreciation and amortization		2,418	2,225
Postmedia warrant and setup fee expenses	19d	269	(245)
Provision for loan losses	4	1,861	5,672
Credit facility and debenture interest expense		1,948	4,450
Accretion related to debentures and convertible debentures		310	209
Stock based compensation expense	19b	557	214
Revaluation (gains) losses		(5,262)	2,161
Other non-operating (income) expenses		325	(628)
		(391)	3,993
Changes in:
Net issuance of loans receivable		(1,021)	(2,028)
Proceeds from sale of loan book		—	31,572
Prepaid expenses, deposits and other assets		(297)	(195)
Accounts payable and accruals		(142)	(50)
Cash generated from (used in) operating activities		(1,851)	33,292
Interest paid		(1,932)	(4,103)
Net cash generated from (used in) operating activities		(3,783)	29,189

Investing activities
Cash acquired upon acquisition of Carta		2,101	—
Purchases of property and equipment		(98)	(23)
Investment in digital assets		(750)	—
Investment in intangible assets		(1,183)	(1,848)
Net cash generated from (used in) investing activities		70	(1,871)

Financing activities
Cash invested in investment portfolio		(95)	—
Lease liabilities – principal payments		(141)	(159)
Net repayments on debentures		(502)	(5)
Net repayments on credit facilities		(168)	(31,061)
Proceeds from issuance of common shares, net		81,285	—
Proceeds from exercise of warrants		5,883	—
Proceeds from exercise of options		281	15
Net cash provided by (used in) financing activities		86,543	(31,210)

Net increase (decrease) in cash		82,830	(3,892)
Effect of exchange rate fluctuations		518	—
Cash and cash equivalent, beginning of period		12,119	10,417
Cash and cash equivalent, end of period		95,467	6,525

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”). The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for Mogo and get instant access to an ecosystem of free financial products and content to help them live a more sustainable lifestyle. Mogo offers free credit score monitoring, identity fraud protection, bitcoin trading, loans and a digital spending account that comes with a prepaid Mogo Visa* Platinum Prepaid Card to help members control their spending and help fight climate change, by automatically offsetting CO2 as they spend. With a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

COVID-19 Pandemic

During first quarter of 2021, the Canadian economy continued experiencing significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The Company has implemented a COVID-19 response plan (the “COVID-19 Response Plan”) that includes a number of measures to safeguard against the spread of the virus at its offices and has maintained regular communications with suppliers, customers and business partners to monitor any potential risks to its ongoing operations.  Operationally, the Company has shifted its employees to work remotely, which was a relatively easy transition given the digital nature of the business. The Company is working closely with customers to support them through this changing environment and in certain circumstances, offering more flexible options including extended payment terms, payment deferrals and interest relief.

The Company makes estimates and assumptions in preparing the interim condensed consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. Actual results could differ materially from these estimates, in which case the impact would be recognized in the interim condensed consolidated financial statements in future periods.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at December 31, 2020.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on May 13, 2021.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 9, 10, 11, and 18 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

3.       Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the accounting policies adopted subsequent to the business combination with Carta Solutions Holdings Corporation (“Carta”) on January 25, 2021 as discussed below (refer to note 16 for further details), and the adoption of new accounting policies applied as a result of the Company’s acquisition of digital assets.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2020.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

3.       Significant accounting policies (Continued from previous page)

Foreign currency translation

The interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. Transactions in foreign currencies are initially recorded by the subsidiaries at their respective functional rates prevailing at the date of the transaction. Monetary items are translated into Canadian dollars at the exchange rate in effect as at the date of the interim condensed consolidated statement of financial position and non-monetary items are translated as at the rate of exchange in effect when the assets were acquired or the obligation was incurred. Revenue and expenses are translated at the exchange rate in effect at the time of the transaction. Foreign exchange gains or losses are recorded in the interim condensed consolidated statement of loss and comprehensive loss.

Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Revenue

The Company’s transaction processing revenue is derived from long-term processing contracts with financial and non-financial institutions. Transaction processing revenue is generated primarily from [i] fees charged to set up a customer on the Company’s processing platform; and [ii] processing charges, including maintenance fees on cards on the Company’s processing platform, determined by the number of transactions processed and/or cards boarded by the Company for its customers.

Transaction processing revenue typically includes a performance obligation to provide processing services to its customers. The Company has determined that transaction processing services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of service performed for the customer. As a result, the Company has determined that transaction processing revenue arrangements represent an individual performance obligation.

The Company recognizes set-up fees over the contract period, on a straight-line basis, commencing when services to set up a customer have been completed. The Company recognizes transaction processing charges, including maintenance fees, on a monthly basis based on the greater of the monthly minimum contracted revenue or the total actual transaction fees due based on the number of transactions processed.

Costs to obtain or fulfill a contract

The Company capitalizes the incremental costs of obtaining a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

The Company capitalizes the costs incurred to fulfill a contract only if these costs meet all of the following criteria:

[i]   The costs relate directly to a contract or to an anticipated contract that the Company can specifically identify.

[ii] The costs generate or enhance resources of the Company that will be used to satisfy [or in continuing to satisfy] performance obligations in the future; and

[iii]  The costs are expected to be recovered.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

3.       Significant accounting policies (Continued from previous page)

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is measured at cost less accumulated impairment losses.

Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Company’s cash-generating units (“CGU”) that are expected to benefit from the combination. For impairment testing purposes, the Company is determined to be a single CGU.

Intangible assets

Intangible assets, with the exception of digital assets, are measured at cost less accumulated amortization and impairment losses. Intangible assets include internally generated and acquired software, acquired technology assets, and customer relationships with finite useful lives. Acquired brand and trade names are considered to have indefinite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants.

Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software licences	5 years straight line
Technology assets - Acquired	10 years straight line
Customer relationships	5 years straight line
Brand and trade name	Indefinite

Digital assets

Digital assets represent investments in cryptocurrencies held by the Company that are classified as indefinite life intangible assets. The Company has ownership and control over its digital assets and uses third-party custodial services to secure them. The Company has concluded that digital assets are traded in an active market where there are observable prices and digital assets are measured under the revaluation model at fair value at the revaluation date less any accumulated impairment loss.

Acquisitions are recognized at cost and are remeasured to fair value at the end of the period by reference to active markets. We determine the fair value of our digital assets in accordance with IFRS 13, Fair Value Measurement, based on market approach using quoted prices on the active exchanges for digital assets (Level 1 inputs). Digital assets are remeasured to fair value on this basis at each reporting date. In addition, we perform an analysis each quarter to identify whether events or changes in circumstances in addition to market price, provide indicators of impairment. A decrease in value due to impairment identified in this manner is accounted for as a fair value decrease below.

Fair value increases are recognized as other comprehensive income and recorded to a revaluation reserve, except to the extent that the increase reverses a previous revaluation decrease on the same asset recognized in net loss, in which case a gain up to the amount of the loss previously charged to net loss is recognized in net profit. Fair value decreases are recognized as other comprehensive loss to the degree that these reduce any accumulated revaluation reserve, with any decrease in excess of the revaluation reserve recognized in net loss.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

3.       Significant accounting policies (Continued from previous page)

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Impact of COVID-19

The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis.  The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. The Company will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021	December 31, 2020
Current (terms of one year or less)	54,658	54,978
Non-Current (terms exceeding one year)	910	1,135
	55,568	56,113

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 expected credit loss (“ECL”) measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at March 31, 2021
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	46,691	—	—	46,691
Lower risk	1-30 days past due	1,765	—	—	1,765
Medium risk	31-60 days past due	—	655	—	655
Higher risk	61-90 days past due	—	508	—	508
Non-performing	91+ days past due or bankrupt	—	—	5,949	5,949
	Gross loans receivable	48,456	1,163	5,949	55,568
	Allowance for loan losses	(5,458)	(813)	(2,911)	(9,182)
	Loans receivable, net	42,998	350	3,038	46,386

		As at December 31, 2020
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	47,590	—	—	47,590
Lower risk	1-30 days past due	1,571	—	—	1,571
Medium risk	31-60 days past due	—	720	—	720
Higher risk	61-90 days past due	—	415	—	415
Non-performing	91+ days past due or bankrupt	—	—	5,817	5,817
	Gross loans receivable	49,161	1,135	5,817	56,113
	Allowance for loan losses	(5,425)	(772)	(2,689)	(8,886)
	Loans receivable, net	43,736	363	3,128	47,227

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

4.	Loans receivable (Continued from previous page)

The Company’s measurement of ECLs is impacted by forward looking indicators (FLIs) including the consideration of forward macroeconomic conditions. In light of the COVID-19 pandemic, management has applied a probability weighted approach to the measurement of ECL as at March 31, 2021, involving multiple scenarios and additional FLIs. The primary FLIs impacting ECL include rate of loans experiencing financial difficulty and collections. Additional factors considered include the possibility of a prolonged economic recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty (including varying potential levels of defaults for customers who have been offered payment deferral plans), the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio.

Allowance for loan losses	Three months ended March 31, 2021	Year ended December 31, 2020	Three months ended March 31, 2020
Balance, beginning of period	8,886	16,020	16,020
Derecognition of allowance associated with loan sale	—	(2,131)	(2,131)
Provision for loan losses	1,861	9,451	5,672
Charge offs	(1,565)	(14,454)	(4,416)
Balance, end of period	9,182	8,886	15,145

As at March 31, 2021, our allowance for loan losses includes $1,036 of management overlay added due to the present economic uncertainties caused in part by the COVID-19 pandemic (December 31, 2020 - $1,049). The Company believes this provides adequate provision to absorb the impact on our loan book of any reasonably possible potential deterioration in future macroeconomic conditions that may result from the ongoing COVID-19 pandemic.

The provision for loan losses in the interim condensed consolidated statement of operations and comprehensive loss is recorded net of recoveries for the three months ended March 31, 2021 of $326 (three months ended March 31, 2020 - $334).

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“MogoLiquid”) loan portfolio (the “Liquid Sale”) for gross consideration of $31,572, de-recognized net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating expenses, in the interim condensed consolidated statement of operations and comprehensive loss.

5.	Related party transactions

Related party transactions during the three months ended March 31, 2021 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2021 totaled $338 (December 31, 2020 – $358). The debentures bear annual coupon interest of 8.0% (December 31, 2020 –   8.0%) with interest expense of $7 for the three months ended March 31, 2021 (three months ended March 31, 2020 – $11). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020 (see note 11), 35,831 warrants were issued to related parties with a fair value of $28.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

6.      Digital assets

Digital assets represent investments in cryptocurrencies which the company expects to hold for the foreseeable future.

Digital assets
Balance at December 31, 2020	—
Acquisitions of Bitcoin at cost	750
Revaluation gain through other comprehensive income	576
Balance at March 31, 2021	1,326

During the three months ended March 31, 2021, we purchased $750 of bitcoin. During the three months ended March 31, 2021, we recorded $576 of revaluation gain on bitcoin. As of March 31, 2021, the carrying value of our bitcoin held was $1,326.

7.	Property and equipment
	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2019	4,513	1,180	2,509	8,202
Additions	22	—	—	22
Disposals	(2,452)	—	(454)	(2,906)
Balance at December 31, 2020	2,083	1,180	2,055	5,318
Additions	98	—	—	98
Additions through business combinations	264	3	—	267
Effects of movement in exchange rate	(5)	—	—	(5)
Balance at March 31, 2021	2,440	1,183	2,055	5,678

Accumulated depreciation
Balance at December 31, 2019	3,761	733	1,935	6,429
Depreciation	229	91	311	631
Disposals	(2,443)	—	(191)	(2,634)
Balance at December 31, 2020	1,547	824	2,055	4,426
Depreciation	67	18	—	85
Balance at March 31, 2021	1,614	842	2,055	4,511

Net book value
Balance at December 31, 2020	536	356	—	892
Balance at March 31, 2021	826	341	—	1,167

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

7.	Property and equipment (Continued from previous page)

Upon the completion of the acquisition of Carta on January 25, 2021, the Company recognized property and equipment with a fair value of $267, along with effects of exchange rate movement related to foreign subsidiaries on the interim condensed consolidated statement of financial position.

Depreciation of $nil for the three months ended March 31, 2021 (three months ended March 31, 2020 - $114) for leasehold improvements is included in general and administration expenses. Depreciation expense of $85 for the three months ended March 31, 2021 (three months ended March 31, 2020 - $80) for property and equipment is included in technology and development costs.

8.	Intangible assets
	Internally generated development costs – completed	Internally generated development costs – in progress	Software licences	Acquired technology assets	Customer relationships	Brand & trade name	Total
Cost
Balance at December 31, 2019	34,849	1,388	3,356	—	—	—	39,593
Additions	—	4,796	—	—	—	—	4,796
Transfers	4,655	(4,655)	—	—	—	—	—
Balance at December 31, 2020	39,504	1,529	3,356	—	—	—	44,389
Additions	—	1,183	—	—	—	—	1,183
Additions through a business combination	—	—	628	20,100	1,300	900	22,928
Transfers	969	(969)	—	—	—	—	—
Effects of movement in exchange rate	—	—	(23)	—	—	—	(23)
Balance at March 31, 2021	40,473	1,743	3,961	20,100	1,300	900	68,477
Accumulated depreciation
Balance at December 31, 2019	15,138	—	3,198	—	—	—	18,336
Amortization	7,093	—	48	—	—	—	7,141
Balance at December 31, 2020	22,231	—	3,246	—	—	—	25,477
Amortization	1,734	—	42	335	43	—	2,154
Balance at March 31, 2021	23,965	—	3,288	335	43	—	27,631
Net book value
Balance at December 31, 2020	17,273	1,529	110	—	—	—	18,912
Balance at March 31, 2021	16,508	1,743	673	19,765	1,257	900	40,846

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

8.	Intangible assets (Continued from previous page)

Upon the acquisition of Carta on January 25, 2021, the Company recognized intangible assets with a fair value of $22,928 on the interim condensed consolidated statement of financial position.

Intangible assets include internally generated development costs, acquired software and technology assets, and customer relationships with finite useful lives. Amortization of intangible assets of $2,154 for the three months ended March 31, 2021 (three months ended March 31, 2020 – $1,860) is included in technology and development costs.

9.	Credit facility

The credit facility consists of a $50,000 senior secured credit facility maturing on July 2, 2022. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. Interest on advance is payable at 1 month USD LIBOR plus 9% (with a 1 month USD LIBOR floor of 1.5%) on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the credit facility agreement. There is a 0.33% fee on the available but undrawn portion of the $50,000 facility. The balance outstanding for the Credit Facility-Other as at March 31, 2021 was $37,476 (December 31, 2020 - $37,644).

On February 28, 2020, in conjunction with the Liquid Sale, Mogo repaid and extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 was payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 common shares, priced at $3.259 per share.

Credit facility - Other is subject to certain covenants and events of default. As at March 31, 2021 the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the interim condensed consolidated statement of operations and comprehensive loss.

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

10.	Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or the Company’s common shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in common shares of the Company in October 2020 subsequent to the end of the quarter.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

10.    Debentures (Continued from previous page)

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. As at March 31, 2021, 3,053,054 (three months ended March 31, 2021: 2,062,627) warrants have been exercised and converted into common shares for cash proceeds of $6,198 (three months ended March 31, 2021: $4,187). As at March 31, 2021, 1,426,338 Debenture Warrants remain outstanding and exercisable.

The Company’s debentures balance includes the following:

	March 31, 2021	December 31, 2020
Principal balance	42,861	43,442
Discount	(3,265)	(3,575)
	39,596	39,867
Interest payable	774	791
	40,370	40,658

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Mogo common shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2021	1,552	—	1,552
2022	2,183	—	2,183
2023	3,294	16,678	19,972
2024	941	18,293	19,234
	7,970	34,971	42,941

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15,000 aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of May 31, 2020. On May 27, 2020, the Company amended the remaining $12,621 principal value of convertible debentures (the “Amendments”) to include, among other things, an extension of the maturity date to May 31, 2022, and a reduction in the conversion price of the principal by 45% from $5.00 to $2.75 per common share (the “Conversion Price”).

On December 10, 2020, the Company gave notice to the holders of the convertible debentures that it was exercising its early conversion right such that the convertible debentures would be converted to common shares at the Conversion Price of $2.75 per share on or about January 11, 2021.

On January 11, 2021, the Company converted all of the outstanding balance related to principal and interest of convertible debentures into 3,178,930 common shares.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

11.	Convertible debentures (Continued from previous page)

The following table summarizes the carrying value of the convertible debentures as at March 31, 2021:

	Net book value, March 31, 2021	Net book value, December 31, 2020
Convertible debentures	8,751	11,963
Transaction costs	—	(755)
Net proceeds	8,751	11,208
Conversion of debentures to equity	(8,683)	(3,754)
Accretion in carrying value of debenture liability	—	1,228
Accrued interest	32	684
Interest converted in shares and paid	(100)	(615)
	—	8,751

12.	Derivative stock warrants

On February 24, 2021, in connection with a registered direct offering, Mogo issued stock warrants to investors to purchase up to an aggregate of 2,673,268 common shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statement of operations and comprehensive loss. The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$29,406, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statement of operations and comprehensive loss.

	March 31, 2021	December 31, 2020

Balance, beginning of period	—	—
Stock warrants issued	15,767	—
Change in fair value due to revaluation of derivative stock warrant	288
Change in fair value due to foreign exchange	46	—
Balance, end of period	16,101	—

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

12.	Derivative stock warrants (Continued from previous page)

Details of the derivative stock warrants as at March 31, 2021 are as follows:

	Warrants Outstanding and exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2020	—	—
Warrants granted	2,673	13.83
As at March 31, 2021	2,673	13.83

The 2,673,268 warrants outstanding noted above have an expiry date of August, 2024.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.24%-0.35%	—
Expected life	3.5 years	—
Expected volatility in market price of shares	91%-94%	—
Expected dividend yield	0%	—
Expected forfeiture rate	0%	—

13.	Geographic information

Revenue presented below has been based on the geographic location of customers.

	Three months ended
	March 31, 2021	March 31, 2020
Canada	10,254	13,910
Europe	1,144	—
Other	22	—
Total	11,420	13,910

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

14.	Revaluation (gains) and losses

	Three months ended
	March 31, 2021	March 31, 2020
Unrealized exchange loss	236	27
Change in fair value due to revaluation of derivative stock warrant	288	—
Unrealized (gain) loss on investment portfolio, net	(5,786)	2,423
Unrealized gain on other receivable	—	(289)
	(5,262)	2,161

15.	Other non-operating (income) expenses

	Three months ended
	March 31, 2021	March 31, 2020
Gain on sale of loan book	—	(1,676)
Credit facility prepayment and related expenses	(5)	2,599
Government grant	(606)	—
Direct offering transaction costs allocated to warrant liability	1,466	—
Restructuring and other	656	672
	1,511	1,595

On February 28, 2020, Mogo completed the Liquid Sale and recognized a gain on sale of loan book amounting to $1,676 (refer to Note 4). On the same date, Mogo repaid and extinguished its Credit Facility – Liquid and recognized an early prepayment expense of $2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 9).

Due to the outbreak of COVID-19, the Government of Canada announced the Canadian Emergency Wage Subsidy (“CEWS”) to support companies that have experienced a certain level of revenue decline in their operations. Mogo has determined that it qualifies for the CEWS and has made an accounting policy election to record the grant on a gross basis. As a result, Mogo has recorded other non-operating income of $606 for the three months ended March 31, 2021 (three months ended March 31, 2020: $nil) in respect of the CEWS.

Direct offering transaction costs allocated to warrant liability of $1,466 relate to the issuance of warrants with a USD denominated exercise price to investors. This resulted in the recognition of a derivative financial liability and the allocation of the associated transaction costs to other non-operating expenses (refer to Note 12 for further details).

16.	Business combination

On January 25, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Carta in exchange for 10.0 million common shares of Mogo with a fair value of $54.8 million based on Mogo's closing share price at the acquisition date.

Issue costs directly attributable to the issuance of the common shares have been netted against the deemed proceeds. Acquisition-related costs of $379 not directly attributable to the issuance of the common shares are included in other non-operating (income) expenses in the interim condensed consolidated statement of operations and comprehensive loss and in operating cash flows in the statement of cash flows.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

16.	Business combination (Continued from previous page)

The acquisition is expected to significantly expand Mogo’s total addressable market by entering the global payments market, increase revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue, and strengthen the Company’s digital wallet capabilities which includes the development of its peer-to-peer payment solution planned for 2021.

The following tables summarizes the fair value of consideration transferred, and its provisional allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the January 25, 2021 acquisition date. The Company may adjust the provisional purchase price allocation, as necessary, up to one year after the business combination date as new information is obtained about facts and circumstances that existed as of the closing date. The purchase price allocation process was not completed at the publication date of the consolidated financial statements. The amounts allocated to certain assets and liabilities, goodwill, and intangibles below are preliminary and may be restated upon completion of the purchase price allocation process.

January 25, 2021
$ 000's
Assets acquired:
Cash and cash equivalent	2,101
Prepaids, and other receivables and assets	1,692
Property and equipment	270
Right-of-use assets	316
Intangible assets	22,928
Goodwill	32,294
59,601
Liabilities assumed:
Accounts payable, accruals & other	4,485
Lease liabilities	316
4,801

Net assets acquired at fair value	54,800

Share consideration	54,800

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

17.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.
(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

17.	Fair value of financial instruments (Continued from previous page)
(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. There has not been any transfer between fair value hierarchy levels during the year. The fair value disclosure of lease liabilities is also not required.

		Carrying amount				Fair value
March 31, 2021	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		24,195	—	—	24,195	—	242	23,953	24,195
		24,195	—	—	24,195
Financial assets not measured at fair value
Cash and cash equivalent		—	95,467	—	95,467	95,467	—	—	95,467
Loans receivable – current	4	—	54,658	—	54,658	—	54,658	—	54,658
Loans receivable – non-current	4	—	910	—	910	—	—	853	853
Other receivables		—	1,067	—	1,067	—	1,067	—	1,067
		—	152,102	—	152,102
Financial liabilities measured at fair value
Derivative stock warrants	12	16,101	—	—	16,101	—	16,101	—	16,101
		16,101	—	—	16,101
Financial liabilities not measured at fair value
Accounts payable and accruals		—	—	11,828	11,828	—	11,828	—	11,828
Credit facilities	9	—	—	37,476	37,476	—	37,476	—	37,476
Debentures	10	—	—	40,370	40,370	—	40,370	—	40,370
		—	—	89,674	89,674

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

17.	Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
December 31, 2020	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities		18,445	—	—	18,445	—	154	18,291	18,445
		18,445	—	—	18,445
Financial assets not measured at fair value
Cash and cash equivalent		—	12,119	—	12,119	12,119	—	—	12,119
Loans receivable – current	4	—	54,978	—	54,978	—	54,978	—	54,978
Loans receivable – non-current	4	—	1,135	—	1,135	—	—	1,064	1,064
		—	68,232	—	68,232
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	7,843	7,843	—	7,843	—	7,843
Credit facilities	9	—	—	37,644	37,644	—	37,644	—	37,644
Debentures	10	—	—	40,658	40,658	—	40,658	—	40,658
Convertible debentures	11	—	—	8,751	8,751	—	8,751	—	8,751
		—	—	94,896	94,896

(c)	Measurement of fair values:
(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

17.	Fair value of financial instruments (Continued from previous page)

Financial instrument measured at FV

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value
Derivative Stock Warrants	• Option pricing model	• None	• None

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

17.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at March 31, 2021 and December 31, 2020 and classified as Level 3:

	March 31, 2021	December 31, 2020
Opening balance of Level 3 investments	18,291	20,691
Additions	95	150
Unrealized exchange loss	(130)	(247)
Unrealized gain (loss) on investment portfolio	5,697	(2,303)
Balance of level 3 investments, end of period	23,953	18,291

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
31 March 2021	Adjusted market multiple (5% movement)	1,224	(1,224)

31 December 2020	Adjusted market multiple (5% movement)	937	(937)

During the three months ended March 31, 2021, there were no transfers of assets or liabilities within the fair value hierarchy levels.

18.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

18.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

18.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 9 for further details.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	1,139	1,446	1,297	1,206	1,240	2,727
Trade payables	7,360	—	—	—	—	—
Accrued wages and other expenses	4,469	—	—	—	—	—
Interest – Credit Facilities (Note 9)	2,951	1,967	—	—	—	—
Interest – Debentures (Note 10)	2,325	2,986	1,875	352	—	—
Purchase obligations	789	1,052	—	—	—	—
	19,033	7,451	3,172	1,558	1,240	2,727
Commitments – principal repayments
Credit Facility – Other (Note 9)	—	37,476	—	—	—	—
Debentures (Note 10)	1,552	2,183	19,972	19,234	—	—
	1,552	39,659	19,972	19,234	—	—
Total contractual obligations	20,585	47,110	23,144	20,792	1,240	2,727

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, digital assets, investment portfolio, debentures, credit facilities and derivative stock warrants.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with 1 month USD LIBOR. The Credit Facility - Other has a 1 month USD LIBOR floor of 1.5%. As at March 31, 2021, 1 month USD LIBOR is 0.1% (December 31, 2020 – 0.34%). A 50-basis point change in 1 month USD LIBOR would not increase or decrease credit facility interest expense

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

18.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on cash, investment portfolio and debentures denominated in U.S. dollars (USD). A 5% increase or decrease in USD/CAD exchange rate would increase or decrease the unrealized exchange gain (loss) by $256.

(‘$000 in US$)	March 31, 2021	December 31, 2020
Cash	5,487	107
Investment portfolio	8,298	6,171
Derivative stock warrants	(12,804)	—
Debentures	(5,055)	(5,105)

The Company has certain subsidiaries that operate in a foreign functional currency different than the Canadian dollar. The assets and liabilities of these subsidiaries are translated to the Canadian dollar presentation currency using exchange rates as at the reporting date. A 5% increase or decrease in the exchange rate of these foreign functional currencies into CAD would increase or decrease the amount of foreign currency reserve gain (loss) booked to other comprehensive income (loss) by $13.

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

19.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at March 31, 2021, there are 56,663,941 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of a business combination with Difference Capital Financial Inc. completed on June 21, 2019, there were an additional 536,000 options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at March 31, 2021 there are 449,333 of these options outstanding that do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

19.	Equity (Continued from previous page)

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2019	3,697	—	4.05	2,833	4.12
Options granted	1,988	1.45	2.47	—	—
Exercised	(276)	—	1.59	—	—
Forfeited	(432)	—	2.86	—	—
As at December 31, 2020	4,977	—	3.07	2,965	3.47
Options granted	2,125	6.47	10.72	—	—
Exercised	(507)	—	1.65	—	—
Forfeited	(9)	—	1.78	—	—
As at March 31, 2021	6,586	—	5.61	2,626	3.76

The above noted options have expiry dates ranging from November 2021 to December 2029.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.58%	0.32% - 0.39%
Expected life	5 years	5 years
Expected volatility in market price of shares	84%	72% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three months ended March 31, 2021 were $557 (three months ended March 31, 2020 - $214).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

19.	Equity (Continued from previous page)

objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Details of outstanding RSUs as at March 31, 2021 are as follows:

Number of RSUs (000s)
As at December 31, 2019	141
Converted	(59)
Expired	(5)
As at December 31, 2020	77
As at March 31, 2021	77

(d)	Warrants
	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2019	1,196	2.96	598	2.96
Warrants granted	4,829	1.98	—	—
Warrants exercised	(990)	2.03	—	—
As at December 31, 2020	5,035	1.80	4,386	1.88
Warrants granted	267	—	—	—
Warrants exercised	(3,375)	1.74	—	—
As at March 31, 2021	1,927	3.86	1,694	4.22

The 1,926,999 warrants outstanding noted above have expiry dates ranging from January 2021 to August 2023, and do not include the stock warrants accounted for as a derivative liability discussed in note 12.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Debenture Warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. During the quarter, 2,062,627 Debenture Warrants were exercised into common shares resulting in cash proceeds of $4,187.

On January 25, 2016, in connection with the original marketing collaboration agreement (the “Postmedia Agreement”) with Postmedia Network Inc. (“Postmedia”), Mogo issued Postmedia five-year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets. Effective January 1, 2018, the Postmedia Agreement was amended and extended, with changes in the vesting terms of 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

19.	Equity (Continued from previous page)

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia receives a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, the contractual life of 50% of the warrants previously issued to Postmedia was extended to seven years such that the new expiry date is January 25, 2023. Mogo also granted Postmedia additional 3.5-year warrants (the “New Warrants”) to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years.

On June 3, 2020, the Company entered into a further amendment with Postmedia pursuant to which Postmedia agreed to waive certain amounts payable by Mogo through December 31, 2020 in exchange for Mogo reducing the exercise price of the 1,546,120 common share purchase warrants previously issued to Postmedia, to $1.292.

During March 2021, Postmedia exercised 1,312,787 warrants to purchase the same number of Company’s common shares at an exercise price of $1.292 per share. Mogo received cash payment of $1,696 pursuant to the exercise.

On February 24, 2021, in connection with a US$54,000 registered direct offering, Mogo issued to investors warrants to purchase up to an aggregate of 2,673,268 common shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance. Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as a derivative stock warrants. Refer to note 12 for more details.

The Company also issued 267,327 warrants in connection with broker services rendered on the offering.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.18%-0.49%	0.32% - 0.39%
Expected life	3 -7 years	3.5 -7 years
Expected volatility in market price of shares	77%-111%	50% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

20.	Subsequent events

Investment in Coinsquare Ltd (“Coinsquare”)

On April 16, 2021, the Company closed its previously announced strategic investment (the “Investment”) in Coinsquare, Canada’s leading digital asset trading platform, pursuant to which Mogo has acquired a 19.99% ownership interest in Coinsquare for total aggregate consideration consisting of a cash payment of $27,396 and the issuance of 2,807,577 common shares of Mogo to Coinsquare and certain selling shareholders of Coinsquare. The Investment also included rights for Mogo to increase its ownership up to 43% at a fixed price through the exercise of a 12-month call option to acquire additional shares from certain selling shareholders (the “Call Option”) and the exercise of an 18-month warrant to acquire addition shares from Coinsquare under certain conditions (the “Coinsquare Warrant”).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2021 and 2020

On May 13, 2021, Mogo announced its intention to purchase an additional 5,412,222 common shares of Coinsquare which would increase Mogo’s ownership in Coinsquare from 19.9% to approximately 37% (the “New Coinsquare Transaction”). The purchase would be completed in two separate transactions consisting of a) the exercise of the Call Option on 3,223,690 Coinsquare common shares from certain selling shareholders expected on May 31, 2021 and b) the purchase of 2,188,532 common shares of Coinsquare from Riot Blockchain Inc (NASDAQ: RIOT) pursuant to a binding agreement expected to be completed on May 24, 2021.  Purchase consideration for the New Coinsquare Transaction is expected to range between $46,860 and $48,610, payable at Mogo’s option, in cash or common shares. The Coinsquare Warrant, if exercised, would allow Mogo to increase its total ownership interest to approximately 48%, for additional consideration of approximately $60,025.

Acquisition of Moka Financial Technologies Inc. ("Moka")

On May 5, 2021, the Company closed its previously announced acquisition of Moka, one of Canada's leading saving and investing apps. Mogo has acquired all of the issued and outstanding shares of Moka in exchange for the issuance of 4,999,991 Mogo common shares, pursuant to the terms of a share exchange agreement among Mogo, Moka and all of the shareholders of Moka. The acquisition brings differentiated saving and investing products to broaden Mogo’s wealth offering.

The Company acquired certain assets and liabilities including cash, receivables, property and equipment, intangible assets, goodwill, and payables and accruals. Due to the timing of the closing of this transaction subsequent to the end of the quarter, the Company is unable to provide additional disclosures on the acquisition, as the purchase price accounting and valuation of assets and liabilities acquired is still in progress.

Sale of equity stake in Vena Solutions

On April 28, 2021, the Company sold its investment in Vena Solutions Inc. (“Vena”) for proceeds of $4,670. The Company’s investment portfolio, which included Vena, was acquired as part of its 2019 business combination with Difference Capital Financial Inc. This transaction has been reflected in the fair value of this investment as at March 31, 2021.